CHANGE OF SHAREHOLDER EQUITY STATEMENT
FOR YEAR ENDING 12/31/19

MONETRAN, LLC

01/01/19	$23,071.09
Net income for year	-$43,404.60
Other comprehensive income	
Dividends	
Issues of new capital	$78,749.19
12/31/19	$58,415.68

CHANGE OF SHAREHOLDER EQUITY STATEMENT
FOR YEAR ENDING 12/31/18

MONETRAN, LLC

03/26/18	$0.00
Net income for year	-$10,963.05
Other comprehensive income	
Dividends	
Issues of new capital	$33,196.66
12/31/18	$22,233.61